Exhibit 12.2

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(in thousands, except ratios)

	Years ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges
Interest factor of rent expense (1)	$5,390	$5,294	$5,277	$4,581	$4,067
Interest expense	23,070	21,348	16,164	20,362	16,270
Capitalized interest	382	—	51	104	—
Total fixed charges	$28,842	$26,642	$21,492	$25,047	$20,337
Dividends on preferred stock	—	—	—	—	—
Total fixed charges and preference dividends	$28,842	$26,642	$21,492	$25,047	$20,337

Earnings before income tax expense	$355,006	$489,827	$518,551	$432,238	$579,904
Interest factor of rent expense (1)	5,390	5,294	5,277	4,581	4,067
Interest expense	23,070	21,348	16,164	20,362	16,270
Earnings per calculation	$383,466	$516,469	$539,992	$457,181	$600,241

Ratio of earnings to fixed charges (2)	13.30	19.39	25.13	18.25	29.51

Ratio of earnings to fixed charges and preference dividends (3)	13.30	19.39	25.13	18.25	29.51

(1)          Estimated to be 33% of total net expense

(2)          Earnings per calculation divided by total fixed charges

(3)          Earnings per calculation divided by total fixed charges and preference dividends